LINCOLN BENEFIT LIFE COMPANY

2940 S. 84th Street, 1B3

Lincoln, Nebraska 68506

Direct Dial Number (402) 328-5711

Facsimile (402) 328-6117

E-Mail sekar@allstate.com

VIA EDGAR

April 18, 2008

Sonny Oh

Staff Attorney

Office of Insurance Products

United States Securities and Exchange Commission

Washington, D.C. 20549

RE: Lincoln Benefit Life Company

Lincoln Benefit Life Variable Life Account (File No. 811-09154)

Registration Statement on Form N-6 (File No. 333-148224)

Dear Mr. Oh:

In response to the SEC’s comments to the above referenced following, the following is the company’s representation:

Request: Pleases disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Representation: There are no guarantees or support agreements with third parties to support any of the company’s guarantees under the policy, and the company will be responsible for paying out any guarantees.

Please let me know if you need any further information. Thank you for your time and consideration.

Sincerely,

Sonya S. Ekart

Associate Counsel